[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE STAFF. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION’S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

January 4, 2017

VIA EDGAR AND COURIER

Jay Ingram

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JELD-WEN Holding, Inc.
Registration Statement on Form S-1
File No. 333-211761

*** CONFIDENTIALLY SUBMITTED PURSUANT TO RULE 83 ***

Dear Mr. Ingram:

We are providing this supplemental letter on behalf of JELD-WEN Holding, Inc. (the “Company”) with respect to the Staff’s comment letter, dated June 27, 2016 (the “June Comment Letter”) regarding the Company’s Registration Statement on Form S-1, submitted on June 1, 2016 (File No. 333-211761) (as amended, the “Registration Statement”). We previously responded to the Staff’s comments contained in the June Comment Letter by letter dated August 1, 2016 (the “August Response Letter”). We submit this supplemental letter to further address comment No. 41 contained in the June Comment Letter. To facilitate your review, we have replicated comment No. 41 contained in the June Comment Letter in its entirety below. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

For reasons of business confidentiality, in a separate letter dated the date hereof, the Company is requesting that certain information not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C. §552 or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R.200.83) adopted under the Freedom of Information Act, and in compliance with the applicable procedures, a complete copy of this letter will be provided only in paper form and not filed electronically as correspondence under the Securities and Exchange Commission’s EDGAR system. The information for which the Company has requested confidential treatment is circled in the letter submitted to the Staff in paper form and the omitted information is identified by the symbol “[***]” in the copy filed electronically on EDGAR.

Securities and Exchange Commission

Confidential Treatment Requested by JELD-WEN Holding, Inc.

Under 17 C.F.R. § 200.83

January 4, 2017

Note 24 – Stock Compensation, page F-39

41.	Please disclose the estimated fair value of your common stock in addition to the other assumptions included in the valuation models used to estimate the fair value of equity instruments granted to employees. For all equity instruments granted during fiscal year 2015 and the subsequent interim period, please provide us with a list of the number of shares of common stock underlying the equity instruments by grant date and the corresponding estimated fair value of common stock. Please note that once you have disclosed the estimated IPO price range we may have comments regarding the estimated fair value of your common stock and will need sufficient time to evaluate.

Response: A significant amount of time has passed since the June Comment Letter. Accordingly, this response focuses on the equity instruments granted to employees during the year ended December 31, 2016, and compares the fair value of those equity instruments to the anticipated IPO price range. No equity instruments have been granted to employees in 2017.

A. Anticipated IPO Price Range

The Company supplementally advises the Staff that it currently anticipates that the price range for the IPO will be within the range of $[***] to $[***] per share (with a midpoint of $[***] per share) following an 11-for-one stock split that the Company implemented on January 3, 2017. All share and per share information in this supplemental letter is shown using pre-split values. For comparison purposes, the equivalent offering range on a pre-split basis would be $[***] to $[***], with a midpoint of $[***].

The anticipated price range for the IPO is based on a number of factors, including the Company’s recent performance and current market conditions. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing anticipated price range will not be subject to significant change.

B. Fair Value of Common Stock and Equity Instruments Granted in 2016

The chart below reflects (i) the options for Common Stock and Restricted Stock Units representing shares of Common Stock (“RSUs”) that have been issued by the Company since December 31, 2015 (all such grants shaded in blue), together with the strike price for options and the fair value used in calculating compensation expense for RSUs, and (ii) the Company’s determination of the fair value of its Common Stock as of the dates when the Company made a fair value determination closest to the grant date of the applicable equity instrument.

Type of Security	Grant Date/Fair Value Determination Date	Shares/Units Granted	Fair Value/Strike Price(1)
Common Stock	December 9, 2015		$[***]
Common Stock Options	February 1, 2016	[***]	$[***]
Restricted Stock Units	February 1, 2016	[***]	$[***]

Securities and Exchange Commission

Confidential Treatment Requested by JELD-WEN Holding, Inc.

Under 17 C.F.R. § 200.83

January 4, 2017

Common Stock	May 6, 2016		$[***]
Common Stock Options	May 26, 2016	[***]	$[***]
Restricted Stock Units	May 26, 2016	[***]	$[***]
Common Stock	June 12, 2016		$[***]
Common Stock	October 17, 2016		$[***]
Restricted Stock Units	November 2, 2016	[***]	$[***]
Common Stock	November 18, 2016		$[***]

(1)	The values in this column do not reflect modifications made to decrease the strike price of the Common Stock options by $[***] in connection with the 2016 Dividend (as defined in the Registration Statement). Such modifications were approved by the compensation committee of the Company’s board of directors on November 18, 2016. The Company will recognize additional compensation expense associated with such modifications in the fourth quarter of 2016, which will be reflected in the Company’s financial statements for the year ended December 31, 2016.

The chart below reflects (i) the options for Class B-1 Common Stock that have been issued by the Company since December 31, 2015 (all such grants shaded in blue), together with the strike price for such options and (ii) the Company’s determination of the fair value of its Class B-1 Common Stock as of the dates when the Company made a fair value determination closest to the grant date of the applicable options for Class B-1 Common Stock.

Type of Security	Grant Date/Fair Value Determination Date	Shares Granted	Fair Value/Strike Price(1) (2) [Common Stock Equivalent] (3)
Class B-1 Common Stock	December 9, 2015		$[***]
Class B-1 Common Stock Options	February 1, 2016	[***]	$[***] [$[***]]
Class B-1 Common Stock	May 6, 2016		$[***]
Class B-1 Common Stock Options	May 26, 2016	[***]	$[***] [$[***]]
Class B-1 Common Stock	June 12, 2016		$[***]

(1)	The values in this column do not reflect modifications made to decrease the strike price of certain of the Class B-1 Common Stock options by $[***] in connection with the 2016 Dividend. Such modifications were approved by the compensation committee of the Company’s board of directors on November 18, 2016. The Company will recognize additional compensation expense associated with such modifications in the fourth quarter of 2016, which will be reflected in the Company’s financial statements for the year ended December 31, 2016.

Securities and Exchange Commission

Confidential Treatment Requested by JELD-WEN Holding, Inc.

Under 17 C.F.R. § 200.83

January 4, 2017

(2)	The fair value of the Class B-1 Common Stock is calculated by multiplying the fair value of the Common Stock by a factor that tracks the accrued dividends on the Series A-1 Convertible Preferred Stock. Thus, the economics of the Class B-1 Common Stock mirror the economics of the Series A-1 Convertible Preferred Stock, and the fair value of the Class B-1 Common Stock is equal to the fair value of the Common Stock, multiplied by a factor that is determined based on the exact accrual of the preferred on the relevant measurement date.

(3)	Assumes the Class B-1 Common Stock converted into Common Stock on the grant date of the issuance of the options for Class B-1 Common Stock.

C. Assumptions Included in Valuation Models

As described on pages 90 and 91 of the Registration Statement and in the August Response Letter, the Company determined the fair values of its Common Stock and Class B-1 Common Stock reflected in the above tables utilizing methodologies, approaches and assumptions that are consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the absence of a public trading market, the Company’s board of directors, with the assistance and upon the recommendation of management and an independent third-party valuation firm1, determined the valuations by making a reasonable estimate of the fair value of its Common Stock and Class B-1 Common Stock based on analysis of key relevant factors, including:

•	historical and forecasted operating and financial performance;

•	earnings (primarily Adjusted EBITDA) trading multiples of guideline public companies;

•	liquidation value of the Company’s Series A Convertible Preferred Stock;

•	conversion ratio of the Company’s Class B-1 Common Stock;

•	the Company’s net leverage and effective interest rates; and

•	the lack of marketability of the Company’s Common Stock and Class B-1 Common Stock because the Company was a private company with illiquid securities.

D. Analysis of the IPO Price Range and the Prior Valuations of the Common Stock

All of the equity awards granted during 2016 were initially granted at a price in excess of the top of the anticipated offering price range of $[***] to $[***] per share of Common Stock (on a pre-split basis).2 The

[1]	The documents governing the JELD-WEN, Inc. Employee Stock Ownership and Retirement Plan (“ESOP”) require the Company to obtain an objective, third-party valuation of the Common Stock owned by the ESOP on an annual basis. The Company’s practice has been to obtain that valuation more frequently. The Company calculates the fair value of its Common Stock by applying a discount to its aggregate equity value as determined by this third-party valuation. In making such calculation, the Company uses similar inputs and methodologies as those used by the third-party valuation firm, but applies a discount to take into account the superior economic rights and preferences of the Common Stock held by the ESOP relative to the other Common Stock, such as the lack of liquidity and marketability of the Common Stock for Common Stock holders relative to the “put” option granted to individuals that own Common Stock through the ESOP.

[2]	As explained above, the fair value of the Class B-1 Common Stock is calculated by multiplying the fair value of the Common Stock by a factor that tracks the accrued dividends on the Series A-1 Convertible Preferred Stock. The below discussion focuses on the fair value of the Common Stock and not of the Class B-1 Common Stock since the difference between the fair value of those instruments simply relates to a fixed multiplier (which is determined based on the accrual of dividends on the Series A Preferred Stock) granted to the Class B-1 Common Stock.

Securities and Exchange Commission

Confidential Treatment Requested by JELD-WEN Holding, Inc.

Under 17 C.F.R. § 200.83

January 4, 2017

anticipated IPO range is driven by market conditions based on discussions with the underwriters and the other factors discussed above.

From December 2015 to May 2016, the estimated fair value of the Company’s Common Stock increased from $[***] to $[***] for the following reasons (among others):

Reduced Discount Rate Increased Value of Common Stock: The Company historically applied a discount rate of [***]% to reflect the limited liquidity and marketability of private company stock. In May 2016, the discount rate was reduced to [***]% as a result of the initial filing of the Registration Statement and the increased likelihood of a near-term IPO and liquidity in the Company’s stock. This was the primary driver of the increased valuation.

Improved Outlook Increased Value of Common Stock: Rapid, sustainable improvements to the Company’s profitability provided management with greater visibility to long-term projections. In April 2016, the Company updated its long-term forecast and its outlook for cash flows in future periods. Accordingly, the Company increased its estimated fair value of its Common Stock.

The factors above were partially offset by a decrease in trading multiples for its public competitors during the period:

Trading Multiples Decreased Value of Common Stock: Even as the Company’s Adjusted EBITDA and Adjusted EBITDA projections improved, the fair value of the Common Stock was negatively impacted by a decrease in earnings trading multiples for guideline public companies during the first half of 2016.

From May 2016 to November 2016, the estimated fair value of the Common Stock decreased from $[***] to $[***] primarily as a result of the 2016 Dividend:

2016 Dividend Decreased Value of Common Stock: The Company made a distribution of approximately $400 million in November 2016, which was mainly funded by increased debt, and thereby reduced the fair value of the Common Stock by approximately $[***]-$[***] per share.

The impact of the 2016 Dividend was partially offset by the Company’s improved long-term forecast:

Improved Outlook Increased Value of Common Stock: As the Company continued to improve profitability, the Company again reassessed its prior long-term projections. Accordingly, in June 2016, the Company further updated its long-term forecast and its outlook for cash flows in future periods.

Finally, even though the Company believes that the estimated fair value of its Common Stock and Class B-1 Common Stock at each of the option and RSU grant dates described above is a justified and objectively supported valuation, the Company notes that assuming that the estimated fair value of the Common Stock throughout the year ended December 31, 2016 was equal to $[***] per share (the high point of the assumed estimated price range on a pre-split basis), the Company would not be required to take any incremental compensation charge for the nine months ended September 24, 2016, as all equity instruments were initially granted with a strike price or fair value in excess of $[***] per share (and with respect to the modification of the February 2016 grants to a strike price below the top of the range as a result of the 2016 Dividend, the Company will take a compensation charge in the fourth quarter of 2016).

Securities and Exchange Commission

Confidential Treatment Requested by JELD-WEN Holding, Inc.

Under 17 C.F.R. § 200.83

January 4, 2017

If you have any questions, please feel free to contact the undersigned at (212) 859-8428 or Laura Doerre at (704) 378-5810.

Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Daniel J. Bursky

Daniel J. Bursky

cc:	SiSi Cheng (Securities and Exchange Commission)
Melissa Rocha (Securities and Exchange Commission)
Frank Pigott (Securities and Exchange Commission)
Laura Doerre (JELD-WEN Holding, Inc.)
L. Brooks Mallard (JELD-WEN Holding, Inc.)
Mark Hayek (Fried, Frank, Harris, Shriver & Jacobson LLP)